Exhibit 99.3

Appendix 1: Candidate for the Board of Directors

*Listed companies

Andrew Mercieca

New Board candidate
Born in: London, UK
Nationality: UK

Special competences
Andrew Mercieca has extensive experience in International Finance and across Life Science and Technology sectors in corporate, private and non-profit organisations. Andrew Mercieca has an exceptional track record of driving business performance, changing and optimising finance functions, leveraging the use of technology, building strong teams, and ensuring agile and effective risk management.

Previous positions
Andrew Mercieca has held multiple positions of increasing responsibility in the Healthcare, International Finance, and Life Science and Technology sectors for more than 25 years. After beginning his career as auditor in EY, he has served several other high responsibility positions, including as Finance Manager at Eaton Corporation, European Senior Finance Manager of Samsung Europe*, Group Financial Controller of Merck Generics Group*, and Senior Director of Accounting & Reporting of Astellas Pharma Europe*. Further, Andrew Mercieca has served as VP Finance, International and VP Finance, EMEA of Syniverse Technologies, and as Chief Financial Officer and member of the Board of Trustees of LifeArc, a UK medical research charity focused on the translation of scientific discoveries and innovations for the benefit of patients.

Educational background
Andrew Mercieca holds a BA in Accounting and Finance from University of Portsmouth and is a fellow of the Institute of Chartered Accountants in England & Wales.